Exhibit 99.1

Origin Announces Six Rice Hybrid Seeds Approved Throughout China

Rice Seed Approvals Continue to Validate Future Product Line

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”), a leading technology-focused supplier of crop seeds and agri-biotech research in China, today announced it has approved six new rice hybrid varieties to its product line for distribution during the next sales season in 5 provinces throughout Southwest regions of China. The Company now has a total of 67 rice seeds approved for sale throughout China.

The new rice seed products include Zhu Liang You 3, Nei Xiang You 9, Ling You 2, Zhong You 11, De Liang You 2 and Zhu Liang You 4290 approved in Jiangxi, Yunnan, Chongqing, Hunan and Guangdong provinces and should provide greater product coverage for our Company throughout China. These additional products help the Company to continue to accumulate germplasm, as the Company continues to plan to lead the genetically modified product development in China. These conventionally bred hybrid seeds form the vehicle to transport the genetic traits to the plants, and thus serve a valuable role.

The rice seed approval process is the same as the process for corn seed, and is one of the most rigorous regulatory requirements in all of China. The approval requires the applicant to undergo two growing seasons of monitored growth in at least five different locations in the region. Seeds submitted for testing are planted together with control seeds, which are typically the most popular seeds in the testing regions. Only seeds that have an increased yield of 5-8% or higher versus the control seeds are cleared to proceed to the second year of testing.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology companies specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 6,500 second-level distributors. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized an internally developed proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids as of 2007. For further information, please log on www.originagritech.com.

Forward Looking Statements

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 760-918-1781
Vice President, Finance
Irving.kau@originseed.com.cn
or
Global Consulting Group
Eddie Cheung / Dixon Chen, 646-284-9414
Investor Relations
echeung@hfgcg.com
dchen@hfgcg.com